December 15, 2005

Mail Stop 3651

 BY U.S. Mail and Facsimile [ (313) 667-2371 ]

 Mr. Peter R. Bible
   Chief Accounting Officer
 GENERAL MOTORS CORPORATION
 300 Renaissance Center
 Detroit, Michigan  48265-3000

 	Re:	General Motors Corporation
 		Form 10-K for Fiscal Year Ended December 31, 2004
 		Filed March 16, 2005
 		File No. 1-143

Dear Mr. Bible:

	We have reviewed the above referenced filing based upon an examination restricted solely to considerations of Selected Financial
Data, Management`s Discussion and Analysis, and the Financial Statements and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings with us. Please confirm that such comments will be complied with. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing the information, we may or may not raise additional comments.

	Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp," within 15 business days of the date of this letter.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-K (Fiscal Year Ended December 31, 2004)

Management`s Discussion and Analysis, page II-4

GMAC Financial Review, page II-10

1. We note your explanation for the increase in net income from financing operations in fiscal 2004 and 2003, includes there were lower credit loss provisions. Expand to discuss the amounts involved, such as the decreases made to your loan loss provisions in the each of the most recent three year period and explain your analysis in determining that lower credit loss provisions were appropriate in comparison with historical experience of loan losses and recent market factors and trends which would lead management to conclude that the established reserves should be reduced.

Book Value per Share, page II- 15

2. We note that your book value per share substantially exceeds the recent trading price of your common stock. In light of this fact, please add disclosure to explain to investors why book value per share is a meaningful financial measure in your business. Also, please indicate whether you believe the excess of your book value per share over the trading price of your common stock is a potential indicator of impairment, and discuss the reasons for your position in this regard.

Form 10-Q (Quarter Ended September 30, 2005)

Financial Statements

Note 3.  Asset Impairments, page 14

3. Please expand your disclosure here and in MD&A to disclose how the impairment charges were determined for each region and the number of employees impacted. In this regard, include disclosure of whether your review was triggered by specific events and, if so, describe the triggering events for each region. Also, describe whether the product-specific assets were discontinued and/or written-down and whether office and production facilities were closed and lease contracts terminated. Separately discuss the total impairment charge attributed to product-specific assets and those of office and production facilities to the extent not disclosed in MD&A.

Note 8. Commitments and Contingent Matters, page 16

4. Reference is made to your disclosure of the appropriate accounting treatment for supplier price reductions or credits.
Supplementally
tell us when and how you determined that your accounting for supplier credits required review of the accounting treatment. Tell us how you determined which supplier credits were erroneously recorded as income in the period received rather than in a future period. Also, disclose and tell us your accounting policy for recognizing supplier credits. Tell us the amounts involved for each respective year (i.e., 2000 through 2004 and each of the quarters in fiscal 2005), and why restatement will be made for 2001 and subsequent periods, but not for 2000. Finally, tell us when you expect your internal review of supplier credits to be completed and your expectation of when the final restatement will occur.

Other

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

			In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

      You may contact Ms. Beverly A. Singleton at (202) 551-3328,
Staff Accountant, if you have questions regarding comments on the financial statements and related matters.  Please contact me at
(202)
551-3211 with any other questions.

      Sincerely,



								David R. Humphrey
								Accounting Branch Chief
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Peter R. Bible
General Motors Corporation
December 15, 2005
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